December 6, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Susan Hayes, Assistant Director

Re:	The Charles Schwab Corporation

Registration Statement on Form S-4 (File No. 333-184654)

Dear Ms. Hayes:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, The Charles Schwab Corporation (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-4 (File No. 333-184654), filed by the Company on November 19, 2012, be accelerated by the Securities and Exchange Commission (the “Commission”) to December 11, 2012 at 4:00 p.m. Eastern Standard Time or as soon as practicable thereafter.

Pursuant to your letter to the Company dated November 9, 2012, the Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

The Company respectfully requests that it be notified of such effectiveness by a telephone call to Teresa Johnson, at Arnold & Porter LLP, outside counsel to the Company, at (415) 471-3100 and that such effectiveness also be confirmed in writing.

Sincerely,

/s/ Joseph R. Martinetto
Joseph R. Martinetto
Executive Vice President & Chief Financial Officer

cc:	Teresa Johnson, Arnold & Porter LLP